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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No.   7   )*
                                             -------


                                 Hollinger Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                            Retractable Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   43556C 30 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          Annual Reporting Requirement
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
|X|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

-----------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Sec 1745 (3-98)

-----------------------                                     --------------------
 CUSIP NO. 43556C 30 9                13G                    PAGE 2 OF 10 PAGES
-----------------------                                     --------------------

--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          The Ravelston Corporation Limited

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) |X|

                                                                         (b) |_|

--------------------------------------------------------------------------------
 3.  SEC USE ONLY


--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario, Canada

--------------------------------------------------------------------------------
       NUMBER OF               5.   SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        14,140,357
       OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
--------------------------------------------------------------------------------
                               6.   SHARED VOTING POWER

                                         10,821,210

--------------------------------------------------------------------------------
                               7.   SOLE DISPOSITIVE POWER

                                         14,140,357

--------------------------------------------------------------------------------
                               8.   SHARED DISPOSITIVE POWER

                                         10,821,210

--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          24,961,567

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    |X|
     (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          68.62%

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          HC

--------------------------------------------------------------------------------

-----------------------                                     --------------------
 CUSIP NO. 43556C 30 9                13G                    PAGE 3 OF 10 PAGES
-----------------------                                     --------------------

--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Conrad M. Black

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) |X|

                                                                         (b) |_|

--------------------------------------------------------------------------------
 3.  SEC USE ONLY


--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada

--------------------------------------------------------------------------------
       NUMBER OF               5.   SOLE VOTING POWER
        SHARES                           14,140,357
     BENEFICIALLY
       OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
--------------------------------------------------------------------------------
                               6.   SHARED VOTING POWER

                                         10,821,210

--------------------------------------------------------------------------------
                               7.   SOLE DISPOSITIVE POWER

                                         14,140,357

--------------------------------------------------------------------------------
                               8.   SHARED DISPOSITIVE POWER

                                         10,821,210

--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          24,961,567

--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |X| (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          68.62%

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

--------------------------------------------------------------------------------

          This Amendment No. 7 to Schedule 13G/A ("Amendment No. 7") relates to the retractable common shares (Cusip No.: 43556C 30 9; the "Retractable Common Shares") of Hollinger, Inc., a Canadian corporation (the "Issuer"). This Amendment No. 7 amends and restates in their entirety Items 2, 4, 6 and 7 of the filing persons' Schedule 13G dated February 14, 1994 (the "Initial Schedule 13G"), as previously amended. No other items are being amended at this time. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13G, as previously amended.

Item 2.   The persons filing this Schedule are the Ravelston Corporation
          Limited ("Ravelston") and the Hon. Conrad M. Black. Set forth below is certain information relating to Ravelston and Mr. Black:


          Ravelston

(a)       Name:        The Ravelston Corporation Limited

(b)       Address:     10 Toronto Street
                       Toronto, Ontario, Canada M5C 2B7

(c) Citizenship: Ravelston is a corporation organized and existing under the laws of the Province of Ontario, Canada


          Mr. Black

(a)       Name:        The Hon. Conrad M. Black

(b)       Address:     10 Toronto Street
                       Toronto, Ontario, Canada M5C 2B7

(c)       Citizenship: Mr. Black is a citizen of Canada

     This Schedule relates to the Issuer's Retractable Common Shares. As of December 31, 2000, there were 36,374,487 Retractable Common Shares outstanding.

Item 4.   Ownership

          (a)  Ravelston

               (i) Amount Beneficially Owned: As of December 31, 2000, Ravelston beneficially owned, for purposes of Rule 13d-3 under the Act, 24,961,567 Retractable Common Shares.

               (ii) Percent of Class: 68.62% (calculated pursuant to Rule 13d-3 under the Act)

          The amount and percentage of the Retractable Common Shares beneficially owned by Ravelston, as listed in Item 4(a)(i) and (ii) above, include the following:

               (A)  5,260,646 Retractable Common Shares held directly by
                    Ravelston.

               (B) 19,700,921 Retractable Common Shares held by the following direct and indirect subsidiaries of Ravelston:

                    509645 N.B. Inc. (8,438,569)(1)

                    509647 N.B. Inc. (441,142)(2)

                    509646 N.B. Inc. (10,821,210)(3)

          The amount and percentage of the Retractable Common Shares beneficially owned by Ravelston, as listed in Item 4(a)(i) and (ii) above, exclude 1,600 Retractable Common Shares held by Barbara Amiel Black, the wife of Mr. Black. Pursuant to Rule 13d-4, Ravelston hereby expressly disclaims beneficial ownership of such shares.

             (iii) Voting Power; Dispositive Power: Through its direct and indirect holdings, Ravelston may be deemed to have:

               (A) Sole power to vote or direct the vote of 14,140,357 Retractable Common Shares.

               (B) Shared power to vote or direct the vote of 10,821,210 Retractable Common Shares held by 509646 N.B. Inc.(3)

               (C) Sole power to dispose of or direct the disposition of 14,140,357 Retractable Common Shares

               (D) Shared power to dispose of or direct the disposition of 10,821,210 Retractable Common Shares held by 509646 N.B. Inc.(3)


          (b)  Mr. Black

               (i) Amount Beneficially Owned: As of December 31, 2000, Mr. Black beneficially owned, for purposes of Rule 13d-3 under the Act, 24,961,567 Retractable Common Shares.

              (ii) Percent of Class: 68.62% (calculated pursuant to Rule 13d-3 under the Act)

          The amount and percentage of the Retractable Common Shares beneficially owned by Mr. Black, as listed in Item 4(a)(i) and (ii) above, include the following:

               (A) 24,961,567 Retractable Common Shares beneficially owned by Ravelston, as described in Item 4(a). Conrad Black Capital Corporation holds 64.4% of the common shares of Ravelston. Mr. Black is the sole shareholder and Chairman of Conrad Black Capital Corporation and through his control of Conrad Black Capital Corporation effectively exercises control of Ravelston.

          The amount and percentage of the Retractable Common Shares beneficially owned by Mr. Black, as listed in Item 4(a)(i) and (ii) above, exclude 1,600 Retractable Common Shares held by Mr. Black's wife, Barbara Amiel Black. Pursuant to Rule 13d-4, Mr. Black, individually and on behalf of Conrad Black Capital Corporation, hereby expressly disclaims beneficial ownership of such shares.

             (iii) Voting Power; Dispositive Power: Through his relationship with Ravelston, as described in Item 4(b)(A), and through his other holdings, Mr. Black may be deemed to have:

               (A) Sole power to vote or direct the vote of 14,140,357 Retractable Common Shares.

               (B) Shared power to vote or direct the vote of 10,821,210 Retractable Common Shares held by 509646 N.B. Inc.(3)

               (C) Sole power to dispose of or direct the disposition of 14,140,357 Retractable Common Shares

               (D) Shared power to dispose of or direct the disposition of 10,821,210 Retractable Common Shares held by 509646 N.B. Inc.(3)

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Ravelston is a parent holding company. The direct and indirect subsidiaries of Ravelston that hold Retractable Common Shares of the Issuer or that control other indirect subsidiaries of Ravelston that hold Retractable Common Shares of the Issuer have the right to receive the dividends from or the proceeds from the sale of such Retractable Common Shares (See Item 7.) The Ravelston Subsidiaries of Ravelston which individually have such rights with respect to more than 5% of the Retractable Common Shares are 509645 N.B. Inc. and 509646 N.B. Inc.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Ravelston is a parent holding company. Of the Retractable Common Shares beneficially owned by Ravelston as reported in Item 4, all are held by the direct and indirect subsidiaries of Ravelston listed on Exhibit 2 to this Schedule.

                                    ENDNOTES


1. 509645 N.B. Inc. is controlled by Argus Corporation Limited, a direct subsidiary of Ravelston ("Argus").


2. 509647 N.B. Inc. is controlled by 509644 N.B. Inc.; 509644 N.B. Inc. is controlled by 509643 N.B. Inc.; 509643 N.B. Inc. is controlled by Argus.


3. 70.9 percent of the non-voting common stock of 509646 N.B. Inc. is owned by 509643 N.B. Inc. 509643 N.B. Inc. is controlled by Argus. 29.1 percent of the non-voting common stock of 509646 N.B. Inc. is owned by Ravelston. One hundred percent of the voting common stock of 509646 N.B. Inc. is owned by Argus.

                                    Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 19, 2001                        THE RAVELSTON CORPORATION LIMITED

                                        By: /s/ Charles G. Cowan
                                            ------------------------------------
                                            Name:  Charles G. Cowan, Q.C.
                                            Title: Vice President and Secretary


                                        By: /s/ Conrad M. Black
                                            ------------------------------------
                                            Name:  The Hon. Conrad M. Black,
                                                   P.C., O.C., individually and
                                                   on behalf of Conrad Black
                                                   Capital Corporation
                                            Title: Chairman of Conrad
                                                   Black Capital Corporation

                                  EXHIBIT INDEX

Exhibit No.                Description                                  Page No.
-----------                -----------                                  --------
1            Joint Filing Agreement (previously filed)                     --

2            Subsidiaries Holding the Securities Being                     10
             Reported on by the Parent Holding Company

3            Group Membership (previously filed)                           --


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